UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16608

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23   AND ENDING 12/31/23
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Horang Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

27 W 72nd St
(No. and Street)

New York	**NY**	**10023**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	**(770) 263-6003**	**bmegenity@bdcaonline.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnold J. Jung, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Horang Securities, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Virginia County of Fairfax
Subscribed and sworn to before me
on 03/27/2024 by Arnold Jung



Md Abu Taleb
REGISTRATION NUMBER
8077655
COMMISSION EXPIRES
February 28, 2027

Notary Public Notarized remotely online using communication technology via Proof.

Signature: Arnold Jung 03/27/2024

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HORANG SECURITIES, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2023
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HORANG SECURITIES, LLC

Table of Contents

Report of Independent Registered Public Accounting Firm

    Financial Statements

        Statement of Financial Condition

        Statement of Operations

        Statement of Changes in Member's Equity

        Statement of Cash Flows

Notes to Financial Statements

Schedule I - Computation of Net Capital

Schedule II - Computation for Determination of Reserve Requirements

Schedule III - Information Relating to the Possession or Control Requirements

Independent Registered Public Accounting Firm Report on Exemption Report

Exemption Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Horang Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Horang Securities, LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

April 1, 2024
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC


Horang Securities, LLC
Statement of Financial Condition
As of December 31, 2023


Assets

Cash	$ 15,058
Accounts Receivable	1,757,724
Prepaid expenses	1,086
Total assets	**$ 1,773,868**

Liabilities and member's equity

Liabilities

Commissions payable	$ 1,660,000
Accounts payable	1,500
Due to Member	1,370
Total liabilities	**1,662,870**
Member's equity	**110,998**
Total liabilities and member's equity	**$ 1,773,868**

See notes to financial statements.

Horang Securities, LLC
Statement of Operations
For the Year Ended December 31, 2023

Revenues

Mutual fund fees	$	30,944
Advisory fees		3,087,500
Total Revenues		3,118,444

Expenses

Commissions and compensation	2,932,875
Professional fees	23,787
Technology and Communications	3,600
Occupancy	7,200
Other	14,126
Total Expenses	2,981,588

Net income	$	136,856

See notes to financial statements.

Horang Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

Balance at		
December 31, 2022	$	34,142
Distributions		(70,000)
Contribution		10,000
Net income		136,856
Balance at		
December 31, 2023	$	110,998

See notes to financial statements.

Horang Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from operating activities:

Net income	$	136,856

Adjustments to reconcile net income to net cash provided
by operating activities:

Increase in accounts receivable		(1,705,372)
Increase in prepaid expenses		(1,086)
Increase in commissions payable		1,618,500
Increase in accounts payable		1,500
Decrease in due to member		(2,000)
Net cash provided by operating activities		48,398

Cash flows from financing activites

Contribution		10,000
Distributions		(70,000)
Net cash used by financing activites		(60,000)
Net decrease in cash		(11,602)
Cash at beginning of year		26,660
Cash at end of year	$	15,058

See notes to financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies

Organization and Nature of Operations

Horang Securities, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). As a Limited Liability Company, the Member's liability is limited to its investment. The Company was formed under the laws of the State of Delaware on June 1, 1971. Activities of the Company include merger and acquisition activities and a historic business of collecting trails from prior sales of mutual funds and of variable annuity contracts. The Company is a wholly owned subsidiary of Horang Capital, LLC (the "Member"). The Company principally works with companies that are involved in M&A transactions and are raising additional equity and debt capital.

Accounting Policies

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Revenue from Contracts with Customers

Revenue from contracts with customers includes placement and advisory services as well as mutual fund fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Revenue from Contracts with Customers (continued)

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. The advisory agreements often contain nonrefundable retainer fees, and/or success fees, which may be fixed or represent a percentage of the value that the customer receives, if and when the transaction is completed ("success fees"). Revenue from advisory agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is terminated. However, for certain contracts, revenue is recognized over time for advisory agreements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. The Company has evaluated its nonrefundable retainer fees to ensure they relate to the transfer of goods or services, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, amounts received from such agreements would be reflected as deferred revenues within the accompanying Statement of Financial Condition.

The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customers. The amount of retainer fees recognized upon the fulfillment of the aforementioned performance obligations without the completion of a transaction, or formal termination of the engagement, was approximately $50,000 which is included in Advisory Fees revenue in the accompanying Statement of Operations.

Success fees are recognized upon the consummation of a transaction as this satisfies the only performance obligation identified by the Company.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review, no allowance for credit losses is considered to be necessary.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company and is considered a disregarded entity for federal income tax reporting purposes and as such, does not file a separate income tax return. The income or losses of the Company flow through to and are taxable to the Member. Therefore, no income taxes are reflected in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued.

Note 2 - Net Capital

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital, both as defined, that shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $12,188 which was $98,670 below its required minimum net capital of $110,858 and the ratio of aggregate indebtedness to net capital was 136.44 to 1.00. Management believes that the Company became compliant with its net capital requirement on March 4, 2024, upon the Company's payment of commissions payable in the amount of $1,140,000.

Note 3 - Related Party Transactions

The Company has a services agreement in place with its Member for office space, personnel, and other administrative services provided to the Company. Under the terms of this agreement, the Company pays the Member its allocated share for the services provided. Expenses allocated to the Company under the agreement amounted to approximately $18,000 for the year ended December 31, 2023. The balance due to Member on the accompanying Statement of Financial Condition arose from this agreement.

Financial position and results of operations might differ from the amounts in accompanying financial statements if this agreement did not exist.

Note 4 – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2023.

Note 5 – Concentrations

Approximately 92% of advisory fees revenue earned in 2023 were from four customers and approximately 91% of mutual fund fees were earned from one fund company.

Approximately 96% of accounts receivable at December 31, 2023 are due from two advisory fee customers.

SUPPLEMENTAL INFORMATION

Horang Securities, LLC
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2023

Computation of Net Capital

Total member's equity	$	110,998
Less Non-allowable assets:		
Accounts receivable, net of related commissions payable		97,724
Prepaid expenses		1,086
Total non-allowable assets		98,810
Net capital before haircuts		12,188
Less haircuts		-
Net capital		12,188
Aggregate indebtedness		1,662,870
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		110,858
Net Capital Deficit	$	(98,670)
Ratio of aggregate indebtedness to net capital		136.44 to 1.00

Reconciliation with Company's Computation of Net Capital included in Part IIA of Form X-17A-5 as of December 31, 2023

There is no significant difference between net capital as computed above and net capital as reported on Part IIA of Form X-17A-5, as amended, as of December 31, 2023.

HORANG SECURITIES, LLC
As of December 31, 2023

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

SCHEDULE III

**INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE
COMMISSION**

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Horang Securities, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Horang Securities, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) Horang Securities, LLC stated that it conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2023, without exception, and (3) Horang Securities, LLC stated that Horang Securities, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Horang Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Horang Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

April 1, 2024
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

Horang Securities, LLC

HORANG SECURITIES, LLC'S EXEMPTION REPORT

We, as members of management of Horang Securities, LLC (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release. We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release. Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company: 1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release. 2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2023, without exception. 3. The Company met the identified conditions for such reliance throughout the period January 1, 2023, to December 31, 2023, without exception.

A. Jung

Arnold J. Jung, CEO

March 6th, 2024